SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Protagonist Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, $.00001 par value per share
(Title of Class of Securities)

74366E102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 74366E102	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Pharmstandard International S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		983,570
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		983,570
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
983,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.88%* *Based on 16,714,453 shares of the Issuer’s common stock outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016.
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 74366E102	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Public Joint Stock Company “Pharmstandard”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Russian Federation
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		983,570
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		983,570
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
983,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.884%* *Based on 16,714,453 shares of the Issuer’s common stock outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016.
12	TYPE OF REPORTING PERSON*
HC

CUSIP No. 74366E102	13G	Page 4 of 9 Pages

Item 1 (a). Name of Issuer:

Protagonist Therapeutics, Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

521 Cottonwood Drive, Suite 100
Milpitas, California  95035

Item 2 (a). Name of Person(s) Filing:

Pharmstandard International S.A. (“Pharmstandard International”)

Public Joint Stock Company “Pharmstandard” (“Pharmstandard”)

Attached as Exhibit 99.1 is a copy of the Joint Filing Agreement between the reporting persons, pursuant to which they agree that this Schedule 13G is filed on behalf of each of them.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

Principal business office for Pharmstandard International:
10a, rue Henri Schnadt
Luxembourg, N4 L-2530

Principal business office for Pharmstandard:
Likhachevsky proezd 5 “B”, Moscow region,
Dogoprudny town, Russian Federation  141700

Item 2 (c). Citizenship:

Pharmstandard International is a Luxembourg societe anonyme
Pharmstandard is a Russian public joint stock company

Item 2 (d). Title of Class of Securities:

Common Stock, $0.00001 par value per share.

Item 2 (e). CUSIP Number:

74366E102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 74366E102	13G	Page 5 of 9 Pages

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

	Pharmstandard International		Pharmstandard
(a) Amount beneficially owned:	983,570	(1)	983,570	(1)
(b) Percent of class:	5.88	%(2)	5.88	%(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	983,570	(1)	983,570	(1)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	983,570	(1)	983,570	(1)

(1)
As of the date hereof Pharmstandard, as parent of Pharmstandard International, holds directly or indirectly a majority interest in the outstanding equity securities of Pharmstandard International and may therefore be deemed to beneficially own the shares covered by this Schedule 13G.

(2)	Based on 16,714,453 shares of the Issuer’s common stock outstanding as of October 31, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2016.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 74366E102	13G	Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.      Certification.

N/A

CUSIP No. 74366E102	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
(Date)

PHARMSTANDARD INTERNATIONAL S.A. By: /s/ Eriks Martinovskis Name: Eriks Martinovskis Title: Director

CUSIP No. 74366E102	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
(Date)

PUBLIC JOINT STOCK COMPANY “PHARMSTANDARD” By: /s/ Chupikov Vladimir M. Name: Chupikov Vladimir M. Title: Chief Operating Officer